SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

SUNGY MOBILE LIMITED

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

Class B Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

86737M 100 (1)

(CUSIP Number)

Mr. Yuqiang Deng

Mr. Zhi Zhu

Floor 17, Tower A, China International Center

No. 33 Zhongshan 3rd Road

Yuexiu District, Guangzhou 510055

People’s Republic of China

Telephone: +86 (20) 6681-5066

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the Issuer’s American depositary shares, each representing six Class A Ordinary Shares, par value $0.0001 per share.

CUSIP No. 86737M 100

1.	Name of Reporting Person. Yuqiang Deng
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO – See Item 3
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,862,382 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,862,382 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,862,382 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.8%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	includes 7,014,034 Class A Ordinary Shares issuable to Mr. Yuqiang Deng upon his exercise of share purchase rights, and 466,890 restricted Class A Ordinary Shares granted to Mr. Yuqiang Deng, and includes 3,381,458 Ordinary Shares held by Mr. Zhi Zhu, including restricted Class A Ordinary Shares granted to such Reporting Person and the shares issuable to such Reporting Person upon the exercise of such Reporting Person’s share purchase rights.
(2)	represents 38,895,676 Class B Ordinary Shares indirectly held by Mr. Yuqiang Deng.
(3)	based on a total of 200,272,230 Ordinary Shares, including (i) 189,409,848 Class A Ordinary Shares outstanding as of March 31, 2015 (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) assuming all Class B Ordinary Shares are converted into the same number of Class A Ordinary Shares, (ii) 3,000,000 Ordinary Shares issuable upon exercise of certain options of the Issuer held by the Reporting Persons, (iii) 848,348 ordinary restricted shares granted to the Reporting Persons, and (iv) 7,014,034 Ordinary Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share purchase rights of the Issuer held by the Reporting Persons.

CUSIP No. 86737M 100

1.	Name of Reporting Person. Freedom First Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO – See Item 3
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,862,382 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,862,382 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,862,382 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.8%(3)
14.	Type of Reporting Person (See Instructions) CO

(1)	includes 7,014,034 Class A Ordinary Shares issuable to Mr. Yuqiang Deng upon his exercise of share purchase rights, and 466,890 restricted Class A Ordinary Shares granted to Mr. Yuqiang Deng, and includes 3,381,458 Ordinary Shares held by Mr. Zhi Zhu, including restricted Class A Ordinary Shares granted to such Reporting Person and the shares issuable to such Reporting Person upon the exercise of such Reporting Person’s share purchase rights.
(2)	represents 38,895,676 Class B Ordinary Shares indirectly held by Mr. Yuqiang Deng.
(3)	based on a total of 200,272,230 Ordinary Shares, including (i) 189,409,848 Class A Ordinary Shares outstanding as of March 31, 2015 (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) assuming all Class B Ordinary Shares are converted into the same number of Class A Ordinary Shares , (ii) 3,000,000 Ordinary Shares issuable upon exercise of certain options of the Issuer held by the Reporting Persons, (iii) 848,348 ordinary restricted shares granted to the Reporting Persons, and (iv) 7,014,034 Ordinary Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share purchase rights of the Issuer held by the Reporting Persons.

CUSIP No. 86737M 100

1.	Name of Reporting Person. Credit Suisse Trust Limited in its capacity as trustee of the DENG Family Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO – See Item 3
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Guernsey
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,862,382 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,862,382 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,862,382 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.8%(3)
14.	Type of Reporting Person (See Instructions) CO

(1)	includes 7,014,034 Class A Ordinary Shares issuable to Mr. Yuqiang Deng upon his exercise of share purchase rights, and 466,890 restricted Class A Ordinary Shares granted to Mr. Yuqiang Deng, and includes 3,381,458 Ordinary Shares held by Mr. Zhi Zhu, including restricted Class A Ordinary Shares granted to such Reporting Person and the shares issuable to such Reporting Person upon the exercise of such Reporting Person’s share purchase rights.
(2)	represents 38,895,676 Class B Ordinary Shares indirectly held by Mr. Yuqiang Deng.
(3)	based on a total of 200,272,230 Ordinary Shares, including (i) 189,409,848 Class A Ordinary Shares outstanding as of March 31, 2015 (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) assuming all Class B Ordinary Shares are converted into the same number of Class A Ordinary Shares , (ii) 3,000,000 Ordinary Shares issuable upon exercise of certain options of the Issuer held by the Reporting Persons, (iii) 848,348 ordinary restricted shares granted to the Reporting Persons, and (iv) 7,014,034 Ordinary Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share purchase rights of the Issuer held by the Reporting Persons.

CUSIP No. 86737M 100

1.	Name of Reporting Person. DENG Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO – See Item 3
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Guernsey
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,862,382 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,862,382 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,862,382 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.8% (3)
14.	Type of Reporting Person (See Instructions) CO

(1)	includes 7,014,034 Class A Ordinary Shares issuable to Mr. Yuqiang Deng upon his exercise of share purchase rights, and 466,890 restricted Class A Ordinary Shares granted to Mr. Yuqiang Deng, and includes 3,381,458 Ordinary Shares held by Mr. Zhi Zhu, including restricted Class A Ordinary Shares granted to such Reporting Person and the shares issuable to such Reporting Person upon the exercise of such Reporting Person’s share purchase rights.
(2)	represents 38,895,676 Class B Ordinary Shares indirectly held by Mr. Yuqiang Deng.
(3)	based on a total of 200,272,230 Ordinary Shares, including (i) 189,409,848 Class A Ordinary Shares outstanding as of March 31, 2015 (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) assuming all Class B Ordinary Shares are converted into the same number of Class A Ordinary Shares , (ii) 3,000,000 Ordinary Shares issuable upon exercise of certain options of the Issuer held by the Reporting Persons, (iii) 848,348 ordinary restricted shares granted to the Reporting Persons, and (iv) 7,014,034 Ordinary Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share purchase rights of the Issuer held by the Reporting Persons.

CUSIP No. 86737M 100

1.	Name of Reporting Person. Zhi Zhu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO – See Item 3
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,862,382 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,862,382 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,862,382 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.8%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	includes 3,381,458 Ordinary Shares held by Mr. Zhi Zhu, including 381,458 restricted Class A Ordinary Shares granted to Mr. Zhi Zhu and 3,000,000 Ordinary Shares issuable upon exercise of certain options of the Issuer held by Mr. Zhi Zhu, and 7,480,924 Ordinary Shares held by Mr. Yuqiang Deng.
(2)	represents 38,895,676 Class B Ordinary Shares indirectly held by Mr. Yuqiang Deng.
(3)	based on a total of 200,272,230 Ordinary Shares, including (i) 189,409,848 Class A Ordinary Shares outstanding as of March 31, 2015 (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) assuming all Class B Ordinary Shares are converted into the same number of Class A Ordinary Shares , (ii) 3,000,000 Ordinary Shares issuable upon exercise of certain options of the Issuer held by the Reporting Persons, (iii) 848,348 ordinary restricted shares granted to the Reporting Persons, and (iv) 7,014,034 Ordinary Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share purchase rights of the Issuer held by the Reporting Persons.

This Schedule 13D represents the initial statement on Schedule 13D jointly filed by Mr. Yuqiang Deng and Mr. Zhi Zhu (collectively, the “Reporting Persons”) with respect to Sungy Mobile Limited (the “Company” or the “Issuer”) with the United States Securities and Exchange Commission (the “SEC”).

Item 1.	Securities and Issuer

This Schedule 13D relates to the Class A Ordinary Shares, par value $0.0001 per share (the “Class A Ordinary Shares”), and Class B Ordinary Shares, par value $0.0001 per share (the “Class B Ordinary Shares”, together with the Class A Ordinary Shares, the “Ordinary Shares”), of the Issuer. The address of the Issuer is Floor 17, Tower A, China International Center, No. 33 Zhongshan 3rd Road, Yuexiu District, Guangzhou 510055, the People’s Republic of China.

The Issuer’s American depositary shares (the “ADSs”), evidenced by American depositary receipts, each representing six Class A Ordinary Shares, are listed on the NASDAQ Global Market under the symbol “GOMO.”

Item 2.	Identity and Background

(a) — (c) and (f) This Schedule 13D is filed jointly by the Reporting Persons. This Schedule 13D is filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”). The Reporting Persons are making this joint filing because they may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act by reason of the Proposal Letter and the Joinder Agreements as described in Item 4 below. Mr. Yuqiang Deng, Freedom First Holdings Limited, Credit Suisse Trust Limited (as trustee of the DENG Family Trust) and DENG Holdings Limited, on the one hand, and Mr. Zhi Zhu, on the other hand, expressly disclaim beneficial ownership of any Ordinary Shares held by the other Reporting Person(s), and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the other Reporting Person(s), and this Schedule 13D shall not be construed as acknowledging that Mr. Yuqiang Deng, Freedom First Holdings Limited, Credit Suisse Trust Limited (as trustee of the DENG Family Trust) and DENG Holdings Limited, on the one hand, and Mr. Zhi Zhu, on the other hand, beneficially own any Ordinary Shares held by the other Reporting Person(s). Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided in Rule 13d-1(k).

Mr. Yuqiang Deng is a director and the chief executive officer of the Issuer. He is a citizen of the People’s Republic of China and his principal occupation is director and the chief executive officer of the Issuer. Mr. Yuqiang Deng holds certain Ordinary Shares indirectly through Freedom First Holdings Limited and DENG Holdings Limited, each of which is wholly owned by DENG Family Trust, of which Credit Suisse Trust Limited acts as the trustee. See Item 5. Mr. Yuqiang Deng is the settler of DENG Family Trust. The business address of Mr. Yuqiang Deng is Floor 17, Tower A, China International Center No. 33 Zhongshan 3rd Road, Yuexiu District, Guangzhou 510055, The People’s Republic of China.

Freedom First Holdings Limited is a British Virgin Islands company. The principal business of Freedom First Holdings Limited is making investments in public and private companies. Mr. Yuqiang Deng is the sole director of Freedom First Holdings Limited. The business address of Freedom First Holdings Limited is Floor 17, Tower A, China International Center No. 33 Zhongshan 3rd Road, Yuexiu District, Guangzhou 510055, The People’s Republic of China.

Credit Suisse Trust Limited is a Guernsey company. The principal business of Credit Suisse Trust Limited is providing financial services. The business address of Credit Suisse Trust Limited is Helvetia Court, South Esplanade, St. Peter Port, GY1 4EE. The directors of Credit Suisse Trust Limited are Christoph Walker, Geoffrey David Le Poidevin, Richard William Green, Ciaran Patrick O’Neill, Christopher Paul Mountford, Roy McGregor, Fiona Toni Elizabeth Alice Troalic.

DENG Holdings Limited is a Guernsey company. The principal business of DENG Holdings Limited is making investments in public and private companies. Primary Management Limited is the director of DENG Holdings Limited. The business address of DENG Holdings Limited is Helvetia Court, South Esplanade, St. Peter Port, GY1 4EE.

Mr. Zhi Zhu is the co-chief operating officer of the Issuer. He is a citizen of the People’s Republic of China and his principal occupation is director and the chief executive officer of the Issuer. The business address of Mr. Zhi Zhu is Floor 17, Tower A, China International Center No. 33 Zhongshan 3rd Road, Yuexiu District, Guangzhou 510055, The People’s Republic of China.

(d) – (e) During the five years preceding the date of this filing, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Items 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

No Ordinary Shares were purchased by the Reporting Persons in connection with the transaction giving rise to the filing of this Schedule 13D and thus no funds were used by any of the Reporting Persons for such purpose.

Item 4.	Purpose of Transaction

The Ordinary Shares currently owned by the Reporting Persons were originally acquired for investment purposes.

On April 13, 2015, Mr. Yuqiang Deng and Mr. Zhi Zhu (the “Buyers”) submitted a preliminary non-binding proposal letter (the “Proposal Letter”) to the Issuer’s board of directors, a copy of which is attached hereto as Exhibit 7.02. In the Proposal Letter, the Buyers proposed to acquire (the “Acquisition”), through a transaction vehicle to be formed by the Buyers, all of the outstanding Ordinary Shares and ADSs that are not currently directly or indirectly beneficially owned by the Buyers for cash consideration equal to price of $4.90 in cash per ADS (or approximately $0.82 in cash per ordinary share), to be funded by debt. The Proposal Letter constitutes only a preliminary indication of the Buyers’ interest, and does not constitute any binding commitment with respect to the Acquisition.

If the Acquisition is completed, the Issuer’s ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would be delisted from the NASDAQ Global Market.

The descriptions of the Proposal Letter set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Proposal Letter which has been filed as Exhibit 7.02 and is incorporated herein by this reference.

None of the Issuer or the Reporting Persons is obligated to complete the transactions described herein, and a binding commitment with respect to the Acquisition will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

Except as indicated above, the Reporting Persons currently do not have any plans or proposals that relate to or would result in any matters listed in Items 4(a)-(j) of Schedule 13D. Consummation of the Acquisition could result in one or more of the actions specified in Items 4(a)-(j) of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer to consist solely of persons to be designated by the transaction vehicle to be formed by the Buyers, and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company. In addition, each member of the Buyers reserves his right to change his plans and intentions in connection with any of the actions discussed in this item 4, including, among others, the purchase price and the financing arrangement for the transactions contemplated under the Proposal Letter. Any action taken by the Buyer may be effected at any time and from time to time, subject to any applicable limitations imposed by any applicable laws. No assurance can be given that any proposal, any definitive agreement or any transaction relating to the Acquisition will be entered into or be consummated.

Item 5.	Interest in Securities of the Issuer

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a) — (b) As of the date hereof, Mr. Yuqiang Deng, excluding the shares beneficially owned by Mr. Zhi Zhu, beneficially owns 7,480,924 Class A Ordinary Shares (including 466,890 ordinary restricted shares granted to Mr. Yuqiang Deng and 7,014,034 Ordinary Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share purchase rights of the Issuer held by the Reporting Persons) and 38,895,676 Class B Ordinary Shares directly held by Freedom First Holdings Limited. Freedom First Holdings Limited is a BVI company wholly owned by Deng Holdings Limited, a Guernsey Company, which is wholly owned by the Deng Family Trust, a family trust of which Mr. Yuqiang Deng is the settler and Credit Suisse Trust Limited is the trustee, which represent 23.2% of the outstanding Ordinary Shares.

As of the date hereof, Mr. Zhi Zhu, excluding the shares beneficially owned by Mr. Yuqiang Deng, beneficially owns 3,381,458 Class A Ordinary Shares (including 3,000,000 Ordinary Shares upon exercise of certain options of the Issuer held by Mr. Zhi Zhu and 381,458 ordinary restricted shares granted to Mr. Zhi Zhu), which represent 1.7% of the outstanding Ordinary Shares.

The above disclosure of percentage is based on a total of 200,272,230 Ordinary Shares, including (i) 189,409,848 Class A Ordinary Shares outstanding as of March 31, 2015 (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) assuming all Class B Ordinary Shares are converted into the same number of Class A Ordinary Shares , (ii) 3,000,000 Ordinary Shares issuable upon exercise of certain options of the Issuer held by the Reporting Persons, (iii) 848,348 ordinary restricted shares granted to the Reporting Persons, and (iv) 7,014,034 Ordinary Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share purchase rights of the Issuer held by the Reporting Persons.

Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. The rights of Class B Ordinary Shares and Class A Ordinary Shares are identical, except with respect to the voting rights. Each Class A Ordinary Share is entitled to one vote per share, whereas each Class B Ordinary Share is entitled to ten votes per share.

(c) The Reporting Persons have not effected any transactions in the Ordinary Shares of the Issuer during the 60 days preceding the filing of this Schedule 13D.

(d) — (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information regarding the Proposal Letter under Item 4 is incorporated herein by reference in their entirety.

Item 7.	Material to be Filed as Exhibits.

Exhibit 7.01:	Joint Filing Agreement by and between the Reporting Persons, dated as of April 15, 2015.

Exhibit 7.02:	Proposal Letter from Mr. Yuqiang Deng and Mr. Zhi Zhu to the board of directors of the Issuer, dated as of April 13, 2015.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: April 15, 2015

Yuqiang Deng	By:	/s/ Yuqiang Deng
	Name:	Yuqiang Deng

Zhi Zhu	By:	/s/ Zhi Zhu
	Name:	Zhi Zhu

Freedom First Holdings Limited	By:	/s/ Yuqiang Deng
	Name:	Yuqiang Deng
	Title:	Director

Credit Suisse Trust Limited	By:	/s/ Camille Le Conte
	Name:	Camille Le Conte

	By:	/s/ Geoffrey Le Poidevin
	Name:	Geoffrey Le Poidevin
	Title:	Authorised Signatory

DENG Holdings Limited	By:	/s/ Camille Le Conte
	Name:	Camille Le Conte

	By:	/s/ Geoffrey Le Poidevin
	Name:	Geoffrey Le Poidevin
	Title:	Authorised Signatory

INDEX TO EXHIBITS

Exhibit 7.01:	Joint Filing Agreement by and between the Reporting Persons, dated as of April 15, 2015.

Exhibit 7.02:	Proposal Letter from Mr. Yuqiang Deng and Mr. Zhi Zhu to the board of directors of the Issuer, dated as of April 13, 2015.